June 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nico Nalbantian

Re:	Star Fashion Culture Holdings Limited (CIK No. 0002003061)

Request for Acceleration

Registration Statement on Form F-1, as amended (File No. 333-287377)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Star Fashion Culture Holdings Limited that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time, on July 1, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that it intends to distribute approximately 350 copies of the preliminary prospectus, dated June 16, 2025, to prospective underwriters and dealers, institutional investors, retail investors and others.

Very truly yours,

WESTPARK CAPITAL, INC.

By:	/s/ Jason Stern
Name:	Jason Stern
Title:	Chief Operating Officer